LAM LIANG CORP.
                  #2202 The Lakes, 123 Rachidapisek Road
                             Bangkok 10110 Thailand
                                 (661) 612-1601

January 31, 2005


Craig Slivka, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0511
Washington, D.C. 20549

RE:  Lam Liang Corp.
     Registration Statement on Form SB-2
     File Number 333-121127
     Amend
Dear Mr. Slivka:

In response to your letter of January 6, 2005, dI herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

General
-------
1-2. Please see the last sentence of the first paragraph under "General Information About the Company" on page 5.

Risk Factors
------------
3. The typographical error in Risk Factor 12 has been corrected at the bottom or page 10.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
4. Please see the second paragraph following the table in this section on page 17.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
5. Please see the last two sentences added to the end of the April 2005 Milestone on page 30.

6. Please see the last paragraph added to the section on page 31.

Recent Sales of Unregistered Securities
---------------------------------------
7. Please see the first paragraph on page 46.

Legality Opinion
----------------
8. Please see the revised legal opinion included as Exhibit 5 with this amended filing.

Subscription Agreement
----------------------
9. Please see the revised subscription agreement included as Exhibit
99.1 with this amended filing.

Consent of Independent Auditor
------------------------------
10. Please see the updated consent of auditors included as Exhibit 23.1 with this amended filing.

Thank you for your kind cooperation and assistance in the review of our filing. If you have any further questions, please contact the undersigned or our legal counsel, Michael M. Kessler, Esq.

Sincerely,




Dr. Anchana Chayawatana
President & CEO








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